Exhibit 99.1

For immediate release

Sify reports revenues of INR 3715 million for
second quarter of FY 2015-16

EBITDA for the quarter stood at INR 663 million

Chennai, Tuesday, October 20, 2015: Sify Technologies Limited (NASDAQ: SIFY), a leader in Managed Enterprise, Network, IT and Applications services in India with global delivery capabilities, today announced its consolidated results under International Financial Reporting Standards (IFRS) for the second quarter of fiscal year 2015-16.

PERFORMANCE HIGHLIGHTS:

•	Revenue for the quarter was INR 3715 million, an increase of about 18% over the same quarter last year.

•	EBITDA for the quarter was INR 663 million, an increase of 43% over the same quarter last year.

•	Net Profit for the quarter was INR 133 million, an increase of 48% over the same quarter last year.

•	CAPEX during the quarter was INR 669 million.

•	Cash balance at the end of the quarter was INR 1785 million.

Mr. Raju Vegesna, Chairman, said, “Our sustained efforts at building a comprehensive ICT ecosystem is reflected in the results this quarter. Within India, our broad portfolio and cost competitiveness places us in a strong position to win multi-year contracts for managed services among Enterprises looking for a technology refresh.

The new government’s call for a digital revolution is finding resonance among the different agencies, who are adopting better methods of information dissemination through IT. State governments are also becoming increasingly aggressive in their push for IT with demand for multiple services. While Sify’s focus remains primarily on the Enterprise market, this renewed interest from the government sector is pushing the overall demand for IT services forward, and Sify is well-positioned to take advantage of these opportunities.

The North American market is beginning to gain traction with increasing references for our Managed Services. Our strategic alliance with Fujitsu, announced last quarter, will give us access to more clients and deeper engagements. In time, we should see this complementing our historical Indian market position.”

Mr. Kamal Nath, CEO, said, “We have gained increased mindshare and wallet share for our services in both existing and new customer base. This quarter we have also seen growth in Public Sector business along with Enterprise segment which is a positive sign. Our integrated ICT services continue to lead our growth along with Infrastructure transformation projects.”

Mr. M P Vijay Kumar, CFO, said, “We have continued the positive trajectory over the past several quarters resulting in a healthy EBITDA and improved Net Profit. This has come from the increased utilization of our assets on the ground and good market demand for our services. That said, the aim for the remainder of this year continues to be to optimise our assets while keeping a tight grip on our costs.

Cash balance at the end of the quarter was INR 1785 million.”

Financial Highlights

Unaudited Consolidated income statement as per IFRS

(In INR millions)

	Quarter ended	Quarter ended	Quarter ended
	September	September	June
Description	2015	2014	2015

Revenue	3,715	3,160	3,407

Cost of Revenues	(2,174)	(1,983)	(2,092)

Selling, General and Administrative Expenses	(878)	(713)	(732)

EBITDA	663	464	583

Depreciation and Amortisation expense	(369)	(292)	(376)

Net Finance Expenses	(173)	(114)	(132)

Other Income	12	32	10

Profit for the period	133	90	85

Reconciliation with Non-GAAP measure

Profit for the period	133	90	85
Add:
Depreciation and Amortisation expense	369	292	376

Net Finance Expenses	173	114	132
Less:
Other Income	(12)	(32)	(10)

EBITDA	663	464	583

Business Highlights

Telecom

•	Revenue from the data business grew by 20% over the same quarter last year.

•	Revenue from Internet grew by over 20% over the same period last year.

•	The business signed up more than 200 clients during the quarter.

•	Sify won a WAN transformation project from a global auto-major that entails modernizing and implementing a secure high performance Wide Area Network across all its locations. This is Sify’s second win in the segment.

•	A Network Integration and managed WAN deployment for a large Public Sector Insurance Company in India were also contracted this quarter.

•	Sify continues to see revenue growth in the e-commerce and logistics space as companies ramp up distribution in India prior to the start of the shopping season.

•	A leading mobility data player in India contracted with Sify for substantial International capacities through it cable landing station.

•	Sify’s launched 6th global POP in Dubai and a Network to Network Interconnect with a leading global Telco to address the global data opportunity between India and the Middle East.

Data Centre Services

•	Revenue grew 17 % over the same quarter last year.

•	The business signed up 11 new Data Center clients this quarter.

•	A mobile digital payment platform startup and an existing player in IT outsourcing signed up for storage services.

•	Sify signed a large contract with one of India’s largest nationalised banks to provide Disaster Recovery for its Internet banking.

•	Sify completed the expansion of its Rabale Data Center with the completion of its dedicated substation providing 12.5 MW of utility power.

•	Large repeat orders came in from existing BFSI and e-commerce clients.

Cloud and Managed Services

•	Cloud and Managed Services revenue grew 86% compared to the same quarter last year.

•	Sify added a total of 13 new Cloud and Managed Services clients this quarter.

•	A Public sector Power Corporation signed up for a major Private Cloud Transformation project.

•	Sify has also signed up a large e-commerce backend player.

•	The marketing and communication body for Insurance players in India signed up with Sify for DC Transformation.

•	Sify announced its strategic alliance with Fujitsu and began recognising its first revenues this quarter.

•	Other contracts include the Community arm of one of India’s largest conglomerates, one of India’s largest online payment enabler, an aroma Chemical player and multinational farming tools major.

Applications Integration Services

•	AIS revenue recorded a 9% growth over the same quarter last year.

•	Sify has acquired 10 new AIS clients this quarter across different lines of business across India.

•	Sify has secured its first SAP HANA Infrastructure as a Service (IaaS) contract from a leading Indian Cement company in eastern India

•	Sify announced its partnership with KRONOS, a leading global solution provider for Workforce Management Systems

•	Sify signed three large Talent Management deals this quarter – one from a leading government agency and two from large institutions in India.

Technology Integration Services

•	TIS revenue grew by 3% over last quarter.

•	Sify signed engagements to setup Infrastructure services for a Large Public Sector Insurance Company, Large Public Sector Oil major and several State Government Departments.

•	Sify’s Security and Collaboration services have seen strong penetration across enterprise and Public sector customers.

•	Large contracts won this quarter include one from a Public Sector Insurance Company to supply and deploy DC & DR IT Infrastructure and support for 5 years.

•	Sify added 22 new clients across Security, collaboration and Network Integration service lines.

About Sify Technologies

Sify is among the largest integrated ICT Solutions and Services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common telecom data network infrastructure reaching more than 1300 cities and towns in India. This telecom network today connects 38 Data Centers across India including Sify’s 6 Tier III Data Centers across the cities of Chennai, Mumbai, Delhi and Bengaluru.

A significant part of the company’s revenue is derived from Enterprise Services, comprising of Telecom services, Data Centre services, Cloud and Managed services, Applications Integration services and Technology Integration services. Sify also provides services that cater to the burgeoning demands of the SMB community, much of it on its Cloud services platform.

Certifications

•	ISO 9001:2008 - Enterprise Sales, Provisioning, support and customer relationship management of ICT solutions and services including VPN, Network, Voice, Data Centre hosting, Integration services, security services and managed services.
•	ISO / IEC 20000 - 1:2011- Data Centre Operations.
•	ISO/IEC 27001:2013 - Network Operations, Hosting at Data centers & PoPs and for providing Managed security services at SOC and for providing Managed Hosting services
•	SSAE16 SOC2 Type II for Cloud Infrastructure
•	TL 9000 for Enterprise Network Services, Network Integration Services including Design, Implementation and Support services. This certification is telecommunication industry's quality system standard that expands the requirements of the International Standards Organization's ISO 9000 quality management standard in use by industries worldwide.

Sify has a unified licence to operate NLD (National Long Distance), ILD (International Long Distance) services and ISP services and offers VoIP backhaul for international carriers. With the Sify Cable landing station and partnerships with submarine cable companies globally, Sify is present in almost all the spheres of the ICT eco system.

Sify has an expanding base of Managed Services customers, both in India and overseas, and is India’s first enterprise managed services provider to launch a Security Operations Center (SOC) to deliver managed security services. The software team develops applications and offers services to improve business efficiencies of its current and prospective client bases. Sify also offers services in the specialized domains of eLearning, both in India and globally. For more information about Sify, visit www.sifycorp.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risk Factors” in the company’s Annual Report on Form 20-F for the year ended March 31, 2015, which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov, and Sify’s other reports filed with the SEC.

For further information, please contact:

Sify Technologies Limited Mr. Praveen Krishna Investor Relations & Public Relations +91 44 22540777 (ext.2055) praveen.krishna@sifycorp.com	Grayling Investor Relations Ms. Trúc Nguyen (ext. 418) +1-646-284-9400 truc.nguyen@grayling.com

20:20 Media

Ms. Divya Singh
+91 0 8552944004
divya.singh@2020msl.com